Email Letter from Connecticut State Treasurer Denise L. Nappier to members of the Investor Network on Climate Risk Re Exxon Mobil
May 15, 2008
Dear Fellow INCR Investor:
I am writing to ask your support in urging the Board of Directors of Exxon Mobil to be responsive to its shareholders. Investors have been seeking a more responsive board for a number of years — and this year we can again send this message by voting for Shareholder Resolution # 5 — asking the company to separate the positions of chairman of the board and CEO, and to name an independent director as chair.
I believe that the job of the CEO of any corporation is to manage the day-to-day operations of the company, and the job of the Board is to oversee management on behalf of and for the benefit of shareholders. As you know, this is not a new concern, but it is more urgent than ever. At the 2007 meeting of Exxon Mobil, I moved adoption of this resolution, which achieved 40% shareholder support at that time. Bob Monks has again submitted this proposal, and I urge your support again this year.
In November, 2005 I wrote to Michael Boskin, chair of Exxon Mobil’s Public Issues committee. In that letter I said:
In recent years, numerous institutional investors, including my office, have been in communication with the management of Exxon Mobil regarding the financial ramifications of climate change, and we have been joined by other investors in co-filing resolutions on the subject in 2003, 2004, and 2005. Company management and members of the Board of Directors have opposed those resolutions.
One fundamental element that has been missing in the multi-year back-and-forth exchange between Exxon Mobil and its shareholders is direct dialogue with independent members of the Board. While shareholder resolutions certainly reflect the concerns of shareholders and can form the basis for broad discussion of critical issues, they are no substitute for a productive, ongoing two-way dialogue.
It has been two and a half years since this letter, (and four follow-up letters), and the situation remains the same. We have continued to try to meet with the chair of the Exxon Mobil Public Issues Committee — which has climate change on its agenda. We have not been permitted to do so.
Accessibility to an independent board chair who takes seriously the concerns of the company’s shareholders is essential. And whether the concern is climate change and sustainability or another pressing issue, the board owes it to the shareholders — and to the company’s future viability — to listen. Unfortunately, the current governance and management culture — however well it may have served Exxon Mobil in the past — is allowing the chair to turn a deaf ear, and this will only hinder the company’s ability to act with vision and profitability in the future.
Thank you very much for your time and consideration of this urgent matter. Please do not hesitate to contact me directly, or Don Kirshbaum (at 860/702-3164) with any concerns or comments.
Sincerely,
Denise L. Nappier
State Treasurer
This is NOT a proxy solicitation and no proxies will be accepted. Please DO NOT send your proxy cards to the Proponents or the Connecticut State Treasurer’s Office.